

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 1, 2010

William P. Danielczyk
Executive Chairman
Innolog Holdings Corporation
4000 Legato Road
Suite 830
Fairfax, VA 22033

> **Re: Innolog Holdings Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-140633**

Dear Mr. Danielczyk:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief